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                                                                    EXHIBIT 13.1

EXHIBIT FROM 2002 ANNUAL REPORT

ASSET/LIABILITY MANAGEMENT

         The primary component of the Bank's earnings is net interest income. The Bank's asset/liability management strategy is to maximize net interest income over time by reducing the impact of fluctuating interest rates. This is accomplished by matching the mix and maturities of its assets and liabilities. At the same time the Bank's asset/liability strategies for managing interest rate risk must also accommodate customer demands for particular types of deposit and loan products. The Bank uses various asset/liability management techniques in an attempt to maintain a profitable mix of financial assets and liabilities, provide deposit and loan products that meet the needs of its market area, and maintain control over interest rate risk resulting from changes in interest rates.

         Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Bank's asset/liability management strategies must also accommodate customer demands for particular types of deposit and loan products.

         While much of the Bank's asset/liability management efforts involve strategies that increase the rate sensitivity of its loans and investments, such as the sale of long-term fixed rate loans, originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities or relatively short average life fixed-rate investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer-term certificates of deposit when the market will permit, emphasizing core deposits, which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. The Bank's asset/liability management strategy will appropriately change when market rates change.

         The Bank measures its exposure to interest rate fluctuations primarily by using a computer modeling system designed for savings institutions such as the Bank. The model uses assumptions which management believes are reasonable for the analysis. These assumptions include (but are not limited to) prepayment and decay rates based on nine interest rate scenarios. It allows the Bank to adjust its asset-liability mix based on the interest rate risk identified. The analysis estimates the changes in the market value of the Bank's equity using interest rate change scenarios ranging from +4% to -4%, in 1% increments from current market rates. At December 31, 2002, the

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following table illustrates the interest rate sensitivity of the Bank's equity to changes in market interest rates.

         (in Thousands of Dollars)
         -------------------------
Book value of stockholders' equity                   $27,453

4% increase in market rates                           43,152
3% increase in market rates                           43,422
2% increase in market rates                           45,191
1% increase in market rates                           44,376

No change (current market value of equity)            42,905

1% decrease in market rates                           40,075
2% decrease in market rates                           37,143
3% decrease in market rates                           33,661
4% decrease in market rates                           29,268

         As the table shows, the Bank's book value of equity is less than estimated market value in all of the scenarios. That indicates that the Bank is able to withstand fluctuations in market interest rates without posting a significant threat to either the Bank's stockholders' equity or the federal deposit insurance system, and therefore, the Bank can be deliberate in its actions to adjust the asset-liability mix. The Bank would meet the regulatory minimum capital requirements in all of the interest-rate scenarios.

         The Bank has an Asset-Liability Management Committee (ALCO) that meets as needed. The purpose of this Committee is to communicate, coordinate, and monitor asset-liability management procedures. The Committee establishes and monitors the volume and mix of both assets and funding sources. The objective is to manage assets and funding sources to produce results consistent with the Bank's liquidity requirements, capital adequacy, growth, and profitability goals. To accomplish this objective, the ALCO uses internal budget variance reports, forecasts for changes in interest rates and consumer deposit activity, as well as forecasts of loan demand in each of the Bank's loan types, investment maturities and new investment alternatives, and various other internal and external reports.

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         Static Gap Analysis: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 2002:

                                                                        (In Thousands)

                                                     2-3       4-6       7-9      10-12      >1-5
                                          1 Mo.      Mos.      Mos.      Mos.      Mos.      Yrs.    >5 Yrs.    Total
                                         -------   -------   -------   -------   -------   -------   -------   -------
Non-loan interest-earning assets         $12,401   $10,770   $ 1,568   $ 7,611   $ 3,779   $ 1,539   $ 2,063   $39,731
Loans                                     74,069    13,821    17,881    16,128    13,648    75,911     8,023   219,481
                                         -------   -------   -------   -------   -------   -------   -------   -------

Total interest-earning assets             86,470    24,591    19,449    23,739    17,427    77,450    10,086   259,212
                                         -------   -------   -------   -------   -------   -------   -------   -------

Savings accounts                           1,168     2,335     3,817     3,817     3,817    20,483     5,454    40,891
Checking accounts                          1,600     3,157     4,838     4,838     4,838    24,815     6,638    50,724
Certificates & Term IRA's                  8,568    12,864    10,843     7,512    10,909    38,625     8,881    98,202
Other IB liabilities (FHLB advances)       6,672     3,565       112         0     3,700     9,332    41,000    64,381
                                         -------   -------   -------   -------   -------   -------   -------   -------

Total interest-bearing liabilities        18,008    21,921    19,610    16,167    23,264    93,255    61,973   254,198
                                         -------   -------   -------   -------   -------   -------   -------   -------

Asset (liability) gap                     66,462     2,670      -161     7,572    -5,837   -15,805   -51,887     5,014
Cumulative asset gap                      66,462    71,132    70,971    78,543    72,706    56,901     5,014
Cumulative gap as a percentage
  of cumulative earning assets              26.4%     27.4%     27.4%     30.3%     28.0%     22.0%      1.9%

         Total interest-earning assets exceeded interest-bearing liabilities by $5.0 million at December 31, 2002. This difference was funded mainly through non-interest-bearing liabilities. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $72.7 million. This indicates the Bank's net interest income would increase with rising interest rates, because more of its assets than liabilities would reprice at the higher rates in the next year. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of the Bank. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

         Simulation: The Bank recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. The Bank also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These

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simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk. The Bank's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. The rate shocks reflect changes of equal magnitude to all market interest forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity change in net earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

         The Bank's Board of Directors compares net interest income sensitivity and has established tolerance limits for fluctuation. Throughout 2002, the forecasted exposure was within the Bank's established policy limits, except in falling rate change scenarios. The Bank's Board of Directors and Management consider further significant rate decreases from December 31, 2002 as unlikely.

Net Interest Income Sensitivity: Change in Projected Results vs. Constant Rates

                  Year-End 2002 12 Month Projection

                                                        Rate Shock Amount
                                         (2.00%)   (1.00%)    0.00%     1.00%     2.00%
                                         -------   -------   -------   -------   -------
Percent Change in net interest
  income vs constant rates              (13.12%)   (6.67%)    0.00%     4.92%    11.83%

ALCO Policy                              (6.00%)   (3.00%)    0.00%    (4.00%)   (8.00%)

EFFECT OF INTEREST RATE FLUCTUATIONS

         Bancorp's consolidated results of operations depend to a large extent on the Bank's level of net interest income, which is the difference between interest income earned on its loan and investment portfolios versus the interest paid on deposits and borrowed funds. If the cost of funds increases faster than the yield on its interest-earning assets, net interest income will be reduced.

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         The Bank measures its interest rate risk primarily using simulation analysis. This analysis is prepared by the Chief Financial Officer and reviewed by the Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of the Chief Executive Officer, Chief Financial Officer and other representatives from operations, branch administration, lending, trust, private banking, and marketing. The Bank's Board of Directors reviews quarterly reports that estimate the Bank's sensitivity to changes in interest rates. Sensitivity is estimated for net interest income and market value of portfolio equity.

         While the Bank uses various tools to monitor interest rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market value of most of the Bank's financial assets is sensitive to fluctuations in market interest rates. Fixed-rate investments including mortgage loans and mortgage-backed securities decline in value as interest rates rise. Adjustable-rate loans and securities generally have less market value volatility than do fixed-rate products.

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